[redacted]

08031692

SECURI... ...SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2007 (MM/DD/YY) AND ENDING January 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roberts & Ryan Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, ~~Suite 614~~
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

Notary Public California, Marin County, My Comm. Expires Sep 29, 20..

SEC Mail Processing Section
APR 04 2008
Washington, DC
102

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts (415) 956-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments, Inc., as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Marin
Subscribed and sworn to (or affirmed) to before me on this 28th day of March, 2008, by Daniel Roberts personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Phyllis Secosky
Notary Public

PHYLLIS SECOSKY
Commission # 1603548
Notary Public - California
Marin County
My Comm. Expires Sep 29, 2009

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roberts and Ryan Investments Incorporated

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended January 31, 2008

Independent Auditor's Report

Board of Directors
Roberts and Ryan Investments Incorporated:

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments Incorporated (the Company) as of January 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Incorporated. as of January 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 27, 2008

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Roberts and Ryan Investments Incorporated
Statement of Financial Condition
January 31, 2008

Assets

Cash and cash equivalents	$ 348,873
Deposit with clearing organization	101,920
Receivable from brokers, dealers, and clearing organizations	27,272
Marketable securities, at market value	7,047
Equipment and furniture, net	10,147
Deferred tax asset	4,917
Deposits	800
Total assets	$ 500,976

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 25,515
Commission payable	25,349
Pension contribution payable	45,000
Income tax payable	4,515
Total liabilities	100,379

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized, 600,000 shares issued and outstanding	70,000
Additional paid-in capital	3,850
Retained earnings	326,747
Total stockholder's equity	400,597
Total liabilities and stockholder's equity	$ 500,976

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Incorporated
Statement of Income
For the Year Ended January 31, 2008

Revenues	
Commissions income	$ 678,613
Underwriting income	33,139
Net dealer inventory and investment gains (losses)	245
Interest income	4,342
Other income	52,641
Total revenues	768,980
Expenses	
Employee compensation and benefits	238,646
Commissions and floor brokerage	318,285
Underwriting expense	689
Communications	6,388
Occupancy and equipment rental	30,248
Other operating expenses	153,656
Total expenses	747,912
Net income before income tax provision	21,068
Income tax provision	804
Net income (loss)	$ 20,264

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 31, 2007	$ 70,000	$ 3,850	$ 306,483	$ 380,333
Net income (loss)	–	–	20,264	20,264
Balance at January 31, 2008	$ 70,000	$ 3,850	$ 326,747	$ 400,597

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Incorporated
Statement of Cash Flows
For the Year Ended January 31, 2008

Cash flows from operating activities:

Net income (loss)		$ 20,264
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 6,106	
Gains (losses) on marketable securities	(245)	
(Increase) decrease in assets:		
Receivable from brokers, dealers and clearing organizations	(19,402)	
Deposit with clearing organization	(2,636)	
Marketable securities, at market value	17,892	
Accrued interest	1,548	
Deferred tax asset	(4,109)	
Increase (decrease) in liabilities:		
Account payable and accrued expense	11,237	
Commissions payable	25,349	
Pension contribution payable	45,000	
Deferred income taxes	(2,623)	
Income tax payable	2,800	
Total adjustments		80,917
Cash and cash equivalents provided by (used in) operating activities		101,181
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		101,181
Cash and cash equivalents at beginning of year		247,692
Cash and cash equivalents at end of year		$ 348,873

Supplemental disclosures of cash flow information:

Interest	$ 168
Income taxes	$ 3,936

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Roberts and Ryan Investments Incorporated (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) broker or dealer retailing corporate securities over the counter, (2) broker or dealer retailing corporate debt securities, (3) mutual fund retailer on a wire order basis, (4) U.S. government securities dealer or broker, (5) municipal securities dealer or broker, (6) broker or dealer selling variable life insurance or annuities, (7) put and call broker or dealer, (8) trading securities for own account, (9) underwriting or selling group participant for municipal securities, (10) selling group participant for corporate securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and certificates of deposit as cash equivalents.

Receivable from brokers, dealers, and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The market to market accounting for these investments is included in net dealer inventory and investment gains (losses).

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of five (5) by the straight-line method.

Advertising cost are expensed as incurred. For the year ended January 31, 2008, the Company charged $1,713, to other operating expenses for advertising costs.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "*Accounting for income taxes*", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $101,920 with Pershing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities consist of preferred stocks valued at $7,047. The Company has included $245 of unrealized gains in Net dealer inventory and investment gains.

Note 4: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost and summarized by major classifications as follows:

Furniture and fixture	$ 57,802
Leasehold improvement	3,783
	61,585
Less accumulated depreciation	(51,438)
Equipment and furniture, net	$ 10,147

Depreciation expense for the year ended January 31, 2008, is $6,106.

Note 5: INCOME TAXES

The provision for income taxes at January 31, 2008, consisted of the following:

Federal income tax provision	$ 3,284
State income tax provision	4,252
Current income tax provision	7,536
Deferred income taxes (benefit)	(6,732)
Total income tax expense	$ 804

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state laws.

Note 6: PENSION PLAN

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. Total contributions for the year ended January 31, 2008, were $45,000.

Note 7: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 30,248

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended January 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2008, the Company had net capital of $380,841, which was $280,841 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($100,379) to net capital was 0.26 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Roberts and Ryan Investments Incorporated
Notes to Financial Statements
January 31, 2008

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $60,459 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 441,300
Adjustments:		
Retained earnings	$ (59,352)	
Non-allowable assets	(3,551)	
Haircuts on money markets	3,235	
Haircuts on US treasuries	(530)	
Haircuts on certificates of deposit	(261)	
Total adjustments		(60,459)
Net capital per audited statements		$ 380,841

Roberts and Ryan Investments Incorporated
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of January 31, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 70,000	
Additional paid-in capital	3,850	
Retained earnings	326,747	
Total stockholder's equity		$ 400,597
Less: Non–allowable assets		
Equipment and furniture, net	(10,147)	
Deferred tax assets	(4,917)	
Deposits	(800)	
Total non–allowable assets		(15,864)
Net capital before haircuts		384,733
Less: Haircuts and undue concentration		
Haircuts on money markets	(1,045)	
Haircuts on US treasuries	(1,529)	
Haircuts on certificates of deposit	(261)	
Haircuts on stock	(1,057)	
Total haircuts on securities		(3,892)
Net capital		380,841
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 6,692	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 280,841
Ratio of aggregate indebtedness to net capital	0.26: 1	

There was a difference of $60,459 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2008. See Note 11.

See independent auditor's report.

Roberts and Ryan Investments Incorporated
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of January 31, 2008

A computation of reserve requirements is not applicable to Roberts and Ryan Investments Incorporated as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Roberts and Ryan Investments Incorporated
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of January 31, 2008

Information relating to possession or control requirements is not applicable to Roberts and Ryan Investments Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Roberts and Ryan Investments Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended January 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Roberts and Ryan Investments Incorporated:

In planning and performing our audit of the financial statements of Roberts and Ryan Investments Incorporated (the Company), as of and for the year ended January 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 27, 2008

END